1701 Market Street                                       Morgan, Lewis
Philadelphia, PA 19103-2921                              & Bockius LLP
215.963.5000                                             Counselors at Law
Fax: 215.963.5001

November 12, 2014

FILED AS EDGAR CORRESPONDENCE

Karen Rossotto, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re: The Advisors' Inner Circle Fund 485(b) Filing (File Nos. 033-42484 and 811-06400)
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Dear Ms. Rossotto:

On behalf of our client, The Advisors' Inner Circle Fund (the "Trust"), this letter responds to the comments you provided on behalf of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") via telephone, regarding the Trust's post-effective amendment no. 241, under the Securities Act of 1933, as amended (the "1933 Act"), and amendment no. 242, under the Investment Company Act of 1940, as amended (the "1940 Act"), to its registration statement filed with the SEC on August 28, 2014 pursuant to Rule 485(a) under the 1933 Act (the "Amendment") with respect to the Cambiar International Small Cap Fund (the "Fund"). Below, we have briefly summarized your comments and questions, followed by our responses based on information provided by the Adviser. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

COMMENTS  ON  THE  PROSPECTUS

1. COMMENT. In the "Principal Investment Strategies," there is a statement that the Adviser considers a company to be a "non-U.S. company" if the company is domiciled or doing a substantial amount of business outside of the United States. Please explain supplementally (a) how investments in companies domiciled outside of the United States help meet the SEC's expectation that funds using the term "International" in their names "will invest their assets in investments that are tied economically to a number of countries throughout the world." See Investment Company Names, Investment Company Act Release No. 24828 (Jan. 17, 2001) (the "Rule 35d-1 Adopting Release"); and (b) the circumstances under which the Adviser will consider a company to be doing a substantial amount of business outside of the United States, aside from instances in which 50% of the company's assets are located outside of the United States or 50% of the company's revenues are generated outside of the United States.

     RESPONSE. The Trust notes that the Rule 35d-1 Adopting Release indicates that, as proposed, Rule 35d-1 would have required investment companies with names that suggest that they focus their investments in a particular country or geographic region to invest at least 80% of their assets in securities of issuers that meet one of three criteria specified in the proposed rule for determining whether a company is tied economically to such country or region. One such proposed criterion was that the investment be in "securities of issuers that are organized under the laws of the country or of a country within the geographic region suggested by the company's name or that maintain their principal place of business in that country or region." The final rule was modified to provide a fund with the flexibility to invest in additional types of investments that are not addressed by the three proposed criteria, but expose the company's assets to the economic fortunes and risks of the country or geographic region indicated by its name. Thus, the final rule did not remove or invalidate any of the three proposed criteria; rather, it gave funds the flexibility to meet its requirements in additional ways, indicating that the securities of a company organized under the laws of a country suggested by a fund's name remain appropriate to include in such fund's 80% policy. Although funds using the term "International" in their names are not subject to Rule 35d-1, the Trust believes that it is reasonable to infer that a company that is tied economically to a particular country or geographic region suggested by its name for purposes of a fund's required 80% policy, is likewise, tied economically to such country or geographic region for purposes of meeting the SEC's expectations regarding a fund using the term "International" in its name.

     Consistent with the Rule 35d-1 Adopting Release, the Adviser will consider a company to be doing a substantial amount of business outside of the United States in instances, other than those specified in the Fund's principal investment strategies, in which the Adviser believes that the company's assets are exposed to the economic fortunes and risks of countries or geographic regions outside of the United States, including instances in which the Adviser believes that a company's growth is largely dependent on such countries or regions.

2. COMMENT. Please confirm that the Fund does not intend to invest in unsponsored depositary receipts as part of its principal investment strategies, or, alternatively, add appropriate disclosure.

     RESPONSE. Disclosure regarding investments in unsponsored depositary receipts has been added to the prospectus.

3. COMMENT. In the "Principal Risks of Investing in the Fund" section, please include disclosure regarding geographic concentration risk.

     RESPONSE. The following disclosure has been added to the section:

          To the extent that it concentrates its investments in a specific geographic region, the Fund may be particularly susceptible to economic, political, regulatory or other events or conditions affecting issuers and countries within that region. As a result, the Fund's net asset value may be more volatile than that of a fund holding more geographically diverse investments.

4. COMMENT. In the "Performance Information" section, please provide a statement to the effect that the Fund's past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future.

     RESPONSE. The following disclosure has been added to the section:

          Of course, the Fund's past performance (before and after taxes) does not necessarily indicate how the Fund will perform in the future.

5. COMMENT. Please confirm supplementally that all principal investment strategies of the Fund are included in the "Principal Investment Strategies" section.

     RESPONSE. The Adviser has confirmed that all principal investment strategies of the Fund are included in the "Principal Investment Strategies" section.

6. COMMENT. In the "Additional Information about the Fund" section, please clarify the reference to "the investment strategies described below" in the first paragraph under the heading "Other Investment Practices and Risks."

     RESPONSE. The reference has been removed from the section.

7. COMMENT. Please explain supplementally how the Fund's ability to temporarily deviate from its 80% policy "in other limited, appropriate circumstances, such as unusually large cash inflows or redemptions" is consistent with SEC guidance regarding a fund's adherence to its 80% policy "under normal circumstances."

     RESPONSE. In the Rule 35d-1 Adopting Release, the SEC stated that: "The 'under normal circumstances' standard... will permit investment companies to depart from the 80% investment requirement in other limited, appropriate circumstances, particularly in the case of unusually large cash inflows or redemptions."

COMMENTS  ON  THE  STATEMENT  OF  ADDITIONAL  INFORMATION

8. COMMENT. The Fund's non-fundamental policy on borrowing states, in part, that the Fund may not "borrow money in an amount exceeding 33 1/3% of the value of its total assets, provided that investment strategies which... obligate the Fund to purchase securities... shall not be subject to this limitation." Please explain supplementally (a) why the limitation is a non-fundamental policy, as opposed to a fundamental policy; and (b) how the carve-out is consistent with the "senior securities" provisions of the 1940 Act.

     RESPONSE. The limitation is a non-fundamental policy because the Fund's fundamental policy on borrowing is designed to accommodate changes in applicable law. The carve-out has been removed from the policy.

                            * * * * * * * * * * * *

I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Trust's knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Trust will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5862.

Very truly yours,

/s/ David Freese
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David Freese